Genuine Parts Company

GPC

Annual Report 2003


53%
27%
17%
3%

GPC NET SALES BY SEGMENT

The Automotive Parts Group, the largest division of GPC, distributes automotive replacement parts, accessory items and service items.

This Group Operates:
- 58 NAPA Distribution Centers
- 4 Balkamp Distribution Centers
- 6 Rayloc Facilities
- 12 Johnson Industries Facilities
- 900 Co. Owned NAPA AUTO PARTS stores
- 247 NAPA Canada/UAP Facilities
- 24 Auto Todo Facilities (Mexico)

In total, serves approx. 5,800 NAPA AUTO PARTS stores throughout the U.S. and 650 wholesalers in Canada.

Market Emphasis: Offers a broad assortment of automotive related products to both professional and do-it-yourself customers.

Major Products: Access to over 300,000 items including:

Automotive Replacement Parts	Farm and Marine Supplies
Paint and Refinishing Supplies	Tools and Equipment
Automotive Accessories	Heavy Duty Parts

These products cover substantially all motor vehicle models.

Product Innovation: Distributes thousands of products under the NAPA brand name. The NAPA brand is built on quality and strength and is recognized as the first choice of the professional customer. NAPA continues to enhance its offering with innovative packaging, high quality products, and complete marketing support.

Web site: napaonline.com
Headquarters: Atlanta, GA

The Industrial Parts Group offers more than 3 million industrial replacement parts including: Bearings, mechanical power transmission, industrial automation, electrical power transmission, hydraulics, pneumatics, hose and rubber products, and industrial supplies.

Locations in U.S. and Canada:
9 Distribution Centers 422 Branches 32 Service Centers

Market Emphasis: Serves more than 150,000 industrial companies throughout North America and in all industry segments.

Service Capabilities Include:

24/7/365 product delivery	Application and design
Repair and fabrication	Inventory management and Logistics
Quality processes (ISO)	Training programs
Technical expertise	E-business technologies

Major Products:

Bearings	Mechanical Power Transmission
Electrical Power Transmission	Hydraulics
Pneumatics	Linear
Motion Control	Hose
Industrial Supplies	Inventory Management
Logistics	

Product Innovation: An expanded product offering includes: a complete pneumatics line, industrial automation products and technical expertise and general industrial supplies. This allows customers to consolidate purchases and effectively manage inventories.

Web site: motionindustries.com
Headquarters: Birmingham, Alabama

The Office Products Group distributes over 30,000 business products from 44 distribution centers in the U.S. and Canada. Sells through a network of over 7,000 independent and national business products resellers. Includes all the major Superstores as well as independently owned resellers, on-line marketers of business supplies, mail order companies and specialty resellers.

Locations:
- 36 Full-Stocking Distribution Centers
- 2 Furniture Only Distribution Centers
- 2 Horizon Data Supplies Distribution Centers
- 4 S.P. Richards Canada Distribution Centers

Market Emphasis: Makes available for resale most products used in business or by business. This strategy allows the Company's resellers to become the 'single source' for the business products end user.

Major Products:

Filing Supplies	Office Furniture
Janitorial and Breakroom Supplies	Consumer Electronics
Computer Supplies and Accessories	School Supplies
Business Machines	Writing Instruments
Desk Accessories	Paper Products
Healthcare Supplies	

Product Innovation: Has developed five proprietary brands of products:

Sparco Brand office supplies	Lorell furniture
Compucessory computer accessories	Elite Image printer supplies
Nature Saver Brand recycled office supplies	

Web site: sprichards.com
Headquarters: Atlanta, Georgia

The Electrical/Electronic Materials Group supplies and manufactures a full range of critical products for the electrical and electronic manufacturers throughout North America. From insulation and conductive materials, to assembly tools, test equipment and custom fabricated parts - EIS serves as an important single source to Original Equipment Manufacturers, Repair Shops, Printed Circuit Board Manufacturers and the Electronic Assembly Market.

Market Emphasis: Serves as 'The One Source' for products used in the electrical and electronic manufacturing and repair markets. By stocking a broad product line locally, offering a variety of inventory management solutions, and manufacturing custom-engineered products, EIS is able to partner with customers to become their Single Source supplier.

Number of Locations: 33 Facilities

Major Products: Supplies over 100,000 critical products including:

Adhesives, Silicone and Encapsulants	Drill Back-up/Entry
Hand Tools/Soldering Equipment	Magnet Wire
Pressure Sensitive Tapes	Static Control Products
Copper Clad Laminate	EMI/RFI Shielding
Insulating Papers	Motors and Bearings
Solder and Chemicals	Varnish and Resins
Industrial MRO Materials	

Product Innovation: Carries quality products from the leading manufacturers in the electrical and electronic industries. This group also has the leading product engineers and best facilities in the industry to deliver world class solutions rapidly. As a result, EIS provides the best selection, the most responsive service and the best delivery in the industry.

Web site: eis-inc.com
Headquarters: Atlanta, Georgia

GENUINE PARTS COMPANY, FOUNDED IN 1928, IS A SERVICE ORGANIZATION ENGAGED IN THE DISTRIBUTION OF AUTOMOTIVE REPLACEMENT PARTS, INDUSTRIAL REPLACEMENT PARTS, OFFICE PRODUCTS AND ELECTRICAL/ELECTRONIC MATERIALS. THE COMPANY SERVES NUMEROUS CUSTOMERS FROM MORE THAN 1,800 OPERATIONS AND HAS APPROXIMATELY 30,800 EMPLOYEES.

FINANCIAL HIGHLIGHTS	2003	Increase/ (Decrease)	2002
Net Sales	$ 8,449,300,000	2%	$ 8,258,927,000
Before Cumulative Effect Adjustments:			
Income Before Income Taxes	571,743,000	(6%)	605,736,000
Income Taxes	218,101,000	(8%)	238,236,000
Net Income	353,642,000*	(4%)	367,500,000*
Current Ratio	3.4	-	3.0
Shareholders' Equity	2,312,283,000	9%	2,130,009,000
Rate Earned on Shareholders' Equity at the Beginning of the Year	16.6%*	-	15.7%*
Average Common Shares Outstanding- Assuming Dilution	174,480,000	-	175,104,000
Per Common Share:			
Diluted Net Income, before cumulative effect adjustments	$ 2.03	(3%)	$ 2.10
Diluted Net Income (Loss)	$ 1.91	-	$ (0.16)
Dividends Declared	$ 1.18	2%	$ 1.16

* Before cumulative effect of a change in accounting principle in 2003 and 2002. After cumulative effect adjustment, net income was $334,101,000 in 2003 and net loss was $(27,590,000) in 2002.

TO OUR SHAREHOLDERS

We are pleased to have the opportunity to give you our thoughts and comments on the year 2003 for Genuine Parts Company and what we see ahead for 2004. Total sales for 2003 reached $8.45 billion, an increase of 2% and a new record level for us exceeding our previous high set in the year 2000.

Net earnings of $353.6 million before an accounting change were down 4% compared to 2002 and earnings per share before the effect of a change in accounting principle in 2003 and 2002, were $2.03 compared to $2.10, respectively. We are disappointed that earnings before the cumulative effect adjustments were not on the plus side given our sales improvement. While we were able to do a commendable job of expense control, our gross profit margins before the reclassification of vendor consideration, were below those of the previous year and negatively impacted our earnings picture. There are a number of actions we can take to improve margins for 2004 and this is certainly a priority for our entire GPC Management Team.

WE WERE ENCOURAGED WITH OUR SALES PICTURE EARLY IN THE YEAR, EXPERIENCED A SLOWING IN QUARTERS TWO AND THREE AND THEN A STRENGTHENING IN THE FINAL QUARTER WITH SALES IMPROVING BY 5%. WE ARE OPTIMISTIC THAT THIS STRONGER SALES TREND WILL CARRY OVER INTO 2004.

As you may recall, there have been a number of accounting changes coming forward from the Financial Accounting Standards Board in recent times. Effective January 1, 2003, all companies including GPC were required to adopt the Financial Accounting Standards Board's EITF 02-16 affecting the accounting treatment of cash consideration received from vendors. As a result of EITF 02-16, a non-cash charge of $20 million was recorded as of January 1, 2003 representing the cumulative effect of a change in accounting principle. It is important to note that these changes have no impact on our operating results and no cash implications for us.

FINANCIAL STRENGTH

The Company's balance sheet remains strong and our financial condition is excellent. Our ratio of current assets to current liabilities was 3.4/1 at year-end, a slight increase over the previous year, and we continued to generate strong cash flow, with approximately $402 million in cash flow from operations for 2003. We used cash during the year to invest $74 million in necessary capital expenditures for our businesses and reduced total debt by approximately $114 million. This represents the second consecutive year of significant debt reduction for us, and our total debt to total capitalization ratio moved down to 23% from 27% in 2002.

The Company also purchased approximately 600,000 shares of our Company stock during 2003, as part of our gradual share repurchase plan and we currently have an additional 6.6 million shares authorized for repurchase. We will continue to use available cash flow to further reduce our debt levels and remain active in our share repurchase plan for 2004.

DIVIDENDS

The Company has paid a dividend every year since going public in 1948 and the $1.18 per share dividend paid in 2003 was our 47th consecutive year of dividend increases. We are pleased to report that on February 16, 2004, the Board of Directors continued this significant tradition by increasing the cash dividend payable April 1, 2004 to an annual rate of $1.20 per share. The new cash dividend represents 59% of our 2003 earnings before the effect of a change in accounting principle and becomes our 48th consecutive year of dividend increases.

MANAGEMENT

In June 2003, Robert L. Fitts, Chairman of S.P. Richards Company, retired after 29 years of service with the Company. Bob joined Motion Industries in 1974 and was promoted through several significant positions there, moving to S.P. Richards in 1985. Bob led our Office Products segment through a period of excellent growth in both sales and earnings and provided splendid leadership to the S.P.R. team. Our thanks and best wishes to Bob as he looks ahead. Following Bob's retirement at S.P. Richards, C. Wayne Beacham has been named Chairman in addition to his title of Chief Executive Officer, and Paul D. Donahue was named President and Chief Operating Officer. Paul was previously the Executive Vice President of Sales and Marketing.



LARRY L. PRINCE
Chairman of the Board

THOMAS C. GALLAGHER
President

In August 2003, the Board of Directors elected Robert J. Susor as Executive Vice President of Genuine Parts Company. Bob was previously Senior Vice President - Market Development and has over 35 years of experience with the Company. This promotion recognizes Bob for the fine job he has done and the expanded role he plays within the Automotive Group of Genuine Parts Company.

In December 2003, Albert T. Donnon, Group Vice President of the Midwest Group of our U.S. Automotive Parts Group, announced his retirement after 30 years of service with the Company. We thank Al for his dedication and many positive contributions to Genuine Parts Company and wish him the best in the years ahead. Lee A. Maher has been promoted to this key position and is well prepared for this opportunity. Lee has been a part of our organization for 26 years and was previously the Midwest Division Vice President for Distribution.

In January 2004, Larry R. Samuelson was elected President of the U.S. Automotive Parts Group. For the past four years, Larry has been in a leadership position with our NAPA Canada/UAP Inc. subsidiary, most recently as President and Chief Executive Officer. Before that, Larry had 25 years of experience with our U.S. Automotive Parts Group and was responsible for the Group's largest division upon his promotion to NAPA Canada/UAP. Larry is a highly regarded and proven executive and we are pleased to have him lead our U.S. Automotive Parts Group. Robert Hattem was named President and Chief Operating Officer at UAP and was previously Executive Vice President responsible for their Heavy Vehicle Parts Division.

In February 2004, George W. Kalafut, Executive Vice President, retired from Genuine Parts after over 25 years of service with the Company. George joined Motion Industries in 1979 and was a member of their management team for 11 years prior to being promoted to our GPC Headquarters team in 1990 as a member of our Senior Officer Group. His innovative spirit and contributions in the areas of finance, administration and logistics have benefited us immeasurably. We certainly wish him the very best and extend our sincere thanks for his many accomplishments at GPC.


SHARE*
0.77
0.84
0.89
0.96
95
96
97
98
99
00
01
02
03

SUMMARY OF STOCK DIVIDENDS

Date	Amount	One Share Became
March 1959	100%	2 shares
April 1962	200%	6 shares
December 1967	50%	9 shares
May 1970	50%	13.5 shares
May 1972	100%	27 shares
April 1979	50%	40.5 shares
April 1984	50%	60.75 shares
May 1987	50%	91.125 shares
April 1992	50%	136.69 shares
April 1997	50%	205.04 shares

DIRECTORS

One of our valued Directors, Robert P. Forrestal, has reached mandatory retirement age and will retire in April 2004. Mr. Forrestal is of counsel in the law firm of Smith, Gambrell and Russell and was President and Chief Executive Officer of the Federal Reserve Bank of Atlanta from 1983 to 1995. Bob has served on our Board since 1996 and his guidance and advice are much appreciated. We will miss him and wish him well in the times ahead.

The GPC Board, at its scheduled meeting in November 2003, elected Wendy Beale Needham to serve on our Board and invited her to be a nominee for election by the shareholders at the April 19, 2004 Shareholders' Meeting. Ms. Needham recently retired as Managing Director, Global Automotive Research, Credit Suisse First Boston. Ms. Needham's knowledge of our business and experience in the financial markets positions her to be a valuable member of our Board. We look forward to the strength and talent she will bring to us.

DEVELOPMENTS IN OPERATIONS

The Automotive Group produced a 3% sales increase for the year, showing improvement in each period, and a strong finish in the final quarter. In our third quarter comments we reported to you that we were near the completion of our acquisition of NAPA Hawaii and we were pleased to accomplish this on October 31st. Their annual revenues are approximately $35 million and their results since completing the acquisition have been very encouraging. We believe that positive industry trends in the automotive aftermarket combined with our growth initiatives and strengthened management team position our Automotive segment for a higher level of sales tempo in 2004.

Sales for the Industrial Products Group began to slip after a moderate increase in the first quarter and were down in the second and third quarters compared to 2002. In the fourth quarter, this segment managed to rebound with a 2% sales increase. We believe that Motion has maintained or even improved market share during the soft period for the manufacturing sector in the U.S. for many months now. We see indications of improvement occurring gradually with Motion's customer base and expect this to impact Motion in a positive way for 2004. EIS, our Electrical/Electronic segment, finished the year with a modest sales increase in the final quarter, their first increase in quite some time. Much like Motion, we are encouraged by the improving trends we see at EIS.

The Office Products Group led all our businesses in sales growth in 2003 with solid increases in each period and up 4% for the year. S.P. Richards also increased their operating profits, despite margin pressures associated with competitive pricing issues and a slight shift in product mix to lower margin products. We anticipate their growth to continue in the 4% to 5% range for 2004.

LOOKING AHEAD

We are fortunate that the industries we serve provide Genuine Parts Company with large and fragmented markets offering substantial growth potential. With this said, we recognize the need to pick up the pace with our strategies and execution particularly in our large Automotive and Industrial markets. GPC is in a position of market leadership in all our businesses but we enter this year with a determination and explicit plans to reach a higher level of growth. Many of these ideas and plans are expressed in the pages in the Annual Report covering all four business segments and we hope you will take a look at them.

We thank each shareholder, as well as our employees, suppliers, and especially our customers for your valuable support and we will be pushing hard for a year in 2004 that we can all be proud of.

Respectfully submitted,

Larry L. Prince
Chairman of the Board

Thomas C. Gallagher
President

March 1, 2004

OUR AUTOMOTIVE PARTS GROUP IS NORTH AMERICA'S LEADING DISTRIBUTOR OF AUTOMOTIVE REPLACEMENT PARTS, ACCESSORY ITEMS, AND SERVICE ITEMS. BY CAPITALIZING ON POSITIVE INDUSTRY TRENDS, IMPLEMENTING SOUND GROWTH INITIATIVES, AND DEVELOPING THE EXPERTISE OF OUR PERSONNEL, WE CONTINUE TO INCREASE OUR GROWTH POTENTIAL.


NAPA
AUTO PARTS
186

The Automotive Parts Group consists of 58 NAPA Distribution Centers in the United States serving approximately 5,800 NAPA AUTO PARTS stores, of which over 900 are company-owned. This group also includes Balkamp, Inc., a majority-owned subsidiary that purchases, packages and distributes over 27,000 service and supply items through the NAPA system. We also operate five plants where automotive parts are remanufactured and distributed under the name Rayloc. In addition, we operate Johnson Industries, one of the nation's largest independent distributors of ACDelco, Motorcraft and other aftermarket parts, equipment and supplies.

Outside the U.S., our market reach extends into Canada and Mexico. NAPA Canada/UAP, Inc. is Canada's leading automotive distributor as well as Canada's largest heavy-vehicle parts distributor. In Mexico, we operate under the name Auto Todo, one of the largest automotive aftermarket organizations in the country.

AUTOMOTIVE PARTS GROUP

NAPA

53%
NET SALES BY
SEGMENT OF GPC

AUTOMOTIVE PARTS GROUP
NET SALES
billions of dollars


4.25
4.48
00
01
02
03

The Automotive Parts Group distributes to a wide range of markets throughout North America. Wholesale Markets represent professional service and repair facilities and servicing these customers has always been our greatest strength and continues to be a growth area. Retail/Do-it-Yourself Markets represent an important part of our growth strategy and we continue to enhance our merchandising initiatives and upgrade our NAPA AUTO PARTS stores to reach today's consumer.

INDUSTRY TRENDS

The Automotive Parts Group is poised to take advantage of several positive industry trends affecting the Wholesale and Retail markets, including:

- Increased number of vehicles in operation and more importantly, increased number of vehicles older than six years, which boosts demand for aftermarket products
- Increased percent of light trucks and SUVs, and foreign cars which drives demand for higher priced aftermarket products
- More U.S. consumers reaching driving age, expanding the need for vehicles as well as increasing the number of miles driven each year

INITIATIVES

The Automotive Parts Group is focused on expanding our reach throughout North America. In the final quarter of 2003, we added Hawaii to our markets with the acquisition of the privately held NAPA Hawaii business. Driven by additional expansion opportunities and positive industry trends, we have renewed our commitment to several growth initiatives, including:

- [illegible] Expansion. During 2004, our goal is to add an additional 50 new Company-owned and 50 new independent NAPA AUTO PARTS stores. A key factor in this expansion is NAPA's Integrated Business Solutions (IBS), a sophisticated level of inventory management for large customers. We will continue to grow the number of IBS locations we service.
- NAPA AutoCare. We will expand the nation's largest independent automotive service and repair network by adding 1,000 new AutoCare Centers to our existing 12,500-member base. By providing effective business tools, we will help these independent owners promote and grow their NAPA AutoCare Centers.
- Major Accounts. The Major Account Program assists NAPA AUTO PARTS stores in securing preferred vendor agreements with nationally recognized companies, such as AAA, CarMax, Firestone, Goodyear, Nationwide Insurance, Sears, and the United States Postal Service. Our team of stores, distribution centers, and manufacturers is uniquely positioned to support the repair and maintenance needs of these large companies and fleets, and we plan to grow this important customer segment.
- Electronic Connectivity. New and improved technologies distinguish the Automotive Parts Group from its competitors. NAPA Business Systems continue to make effective use of the internet to link repair facilities to their primary NAPA AUTO PARTS store and connect the NAPA AutoCare Center to their customers. NAPA systems provide solutions that increase convenience and access to more than 300,000 quality parts, strengthen relationships with professional customers and improve repair facility management.
- Enhanced Store Inventories. To help the NAPA AUTO PARTS store have the right parts in stock at the right time, we have continually updated our inventory classification capabilities. Most recently, we have developed Marketplace Inventory Classification (MIC), an electronic tool that can forecast fast-moving products and better align each store's inventory with its market.
- Advertising. The NAPA National Advertising Program is designed to build customer and consumer awareness of our already powerful brand and firmly establish NAPA as the source for the highest quality auto parts and services. This program delivers high visibility exposure through national television, radio, and print advertising, targeted sponsorships, and high-quality local advertising materials.

ENHANCED EXPERTISE

NAPA AUTO PARTS store personnel are highly regarded for their understanding of the automotive parts business. We continually develop and expand training programs to enhance this expertise. These include:

- Online training for all employees
- New English to Spanish Translation Sales Guides for Automotive Systems
- Technical training publications
- Support for certifications, such as ASE Parts Specialist Certification. NAPA continues to be a leader in the aftermarket for ASE-Certified personnel.

LOOKING AHEAD

Positive industry trends, our growth initiatives and the business expertise developed over many years in the industry provide significant growth opportunities in the Wholesale and Retail automotive aftermarkets we serve. Looking ahead, the Automotive Parts Group is prepared to reach its growth potential in 2004 and beyond.

MOTION INDUSTRIES IS THE LARGEST NORTH AMERICAN DISTRIBUTOR OF BEARINGS, MECHANICAL POWER TRANSMISSION, ELECTRICAL POWER TRANSMISSION, HYDRAULIC, PNEUMATIC, AND HOSE PRODUCTS. WE OFFER A COMPREHENSIVE VARIETY OF INDUSTRIAL PRODUCTS AND SERVICES TO VIRTUALLY ALL INDUSTRY SEGMENTS, SECURING OUR LEADERSHIP POSITION IN THE VAST MRO INDUSTRIAL MARKET.


POLY CHAIN GT2 BELT

We compliment our product and service offering with a local fleet of over 1,200 vehicles for delivery of the customer's parts requirements to their plant door.

The nearly 5,000 employees at Motion Industries serve their local markets through a network of 463 locations, including 422 branches, 9 distribution centers and 32 service centers throughout the U.S. and Canada. Service offerings include 24/7/365 product delivery, application and design, and repair and fabrication services, inventory management and logistics expertise. Customer access to over 3 million parts, sophisticated operating systems, e-business technology and well trained customer service and technical specialists support these service capabilities.

THE INDUSTRIAL MARKETS

The industrial markets served by Motion continued to be challenged with difficult economic conditions in 2003, as evidenced in the industrial production and factory utilization numbers for most of the year. The weak conditions also impacted Motion and for the year sales were only slightly up compared to 2002. After two years of flat to very slight sales increases, our margins also suffered from lost volume incentive opportunities and general pricing pressures common in weak markets.

Despite the challenges we faced in 2003, we are encouraged by the improving production and utilization trends reported for the manufacturing sector in the 4th quarter. We are also encouraged by our growth in major industrial segments such as Food and Chemicals among others. In addition, Motion is targeting new MRO opportunities with Utilities, Automotive transplants, the Delivery Industry (USPS, UPS, FedEx, etc.), and even large Healthcare facilities and Educational institutions.

PRODUCT OFFERINGS

Inventory management and parts distribution remain Motion Industries' core competencies. We stock the inventory our

INDUSTRIAL PARTS GROUP

27%

NET SALES BY SEGMENT OF GPC



INDUSTRIAL PARTS GROUP
NET SALES
in billions of dollars
2.16
2.34
2.23
2.25
2.25
99
00
01
02
03

customers need so that we can better serve their many parts requirements. Our parts database includes the brand names our customers know and trust for quality and performance, such as SKF, Rockwell, Gates, Emerson, Falk, SMC, and Eaton.

In addition to our traditional product inventory, we now offer industrial supplies through our Mi Industrial group, a comprehensive hydraulics line, and an enhanced pneumatics product package. We also offer industrial automation products and expertise to serve those manufacturers shifting from labor intensive operations to automated facilities. We are committed to being our customers' complete source for our product categories.

INCREASED EFFICIENCIES

Motion Industries has recognized the need to challenge its business processes and identify process opportunities for more efficient and effective operations. In 2003, Motion formalized this exercise by implementing an Operational Excellence Initiative. The goals of this initiative are to improve efficiencies, reduce costs, and enhance performance, expanding our capabilities in delivering value to customers as we fulfill their MRO requirements.

Installation of a state-of-the-art Warehouse Management System in our U.S. distribution centers has resulted in many benefits. These include increased efficiency and productivity along with reduced costs in all our warehouse operations. The new system ensures that our branches are replenished on-time with the inventory our customers need.

Motion Industries' e-business technologies have greatly increased inventory visibility across the supply chain. These technologies have also improved logistical efficiency, reduced costs, and increased procurement speed. Examples include:

- MiSupplierConnect. Links our branches to the complete supply chain while allowing suppliers to view end user demand for improved manufacturing forecasts
- MotionMRO. Allows customers access to pricing, availability, parts information, ordering, expediting, and account status.

SPECIALIZED PERSONNEL

Motion Industries has more than 1,000 highly trained Account Managers who make daily on-site service calls, providing parts and service solutions as well as cost savings consultation. In addition, nearly 200 Applications Specialists offer an extra level of technical assistance. Our nearly 3,000 Customer Support personnel received more than 36,000 hours of formal training last year. All personnel comply with ISO certified quality processes and provide around the clock, year-round parts availability.

Motion Industries has invested millions of dollars in facilities, machining and testing equipment, and technicians to accommodate our customers' repair and product requirements. This investment includes 240 trained and certified service technicians who provide repair and fabrication services for mechanical, fluid power, and hose products.

The Motion Institute of Industrial Education offers our employees and customers the training required to be leaders in the industry. Courses and programs include:

- Classes accredited by the American Council on Education (ACE)
- A Management Trainee Program and continuing education classes to develop knowledge and skills in sales, management, and operations
- Product training, industry specific process training, and industrial certification programs for employees and customers.

LOOKING AHEAD

Motion Industries has established a market leading product and service offering that we continue to expand each year. Our people, products and processes distinguish Motion from the competition and are the foundation for our growth and success in the future.

OFFICE PRODUCTS GROUP

17%
NET SALES BY SEGMENT OF GPC

OFFICE PRODUCTS GROUP
NET SALES
in billions of dollars


1.22
1.34
1.38
1.40
1.46
99
00
01
02
03

S.P. Richards Company is one of North America's leading business products wholesalers, distributing over 30,000 items to more than 7,000 resellers in the United States and Canada. From a network of 44 distribution centers, the Company supplies it customers with an array of business products including filing supplies, office furniture, janitorial and breakroom supplies, computer supplies and accessories, consumer electronics, school supplies, business machines, writing instruments, desk accessories, paper products and healthcare supplies.

The Company also provides a wide range of specialized services designed to meet the needs of its diverse customer base. S.P. Richards' logistical support and access to a broad spectrum of products compliment the efforts of their large contract stationer, national office supply superstore and mail order customers. Many resellers are also able to avoid the significant investment typically required to expand their service area and provide nation-wide coverage to their national accounts by relying on S.P. Richards' logistical capabilities. For the independent reseller, the Company's comprehensive array of marketing programs is another valuable service that distinguishes S.P. Richards from its competitors.

GROWTH IN 2003

S.P. Richards recorded sales increases each quarter in 2003 and closed the year with revenues up over 4% compared to last year. Our growth was the result of increased sales of our core business products and especially strong sales at our Horizon and Canadian subsidiaries. The slight shift in product mix associated with our sales growth as well as general market conditions pressured our margins down for the year, but we are confident that our growth strategy will correct this trend.

Horizon, which distributes computer supplies, accessories and business machines to resellers in the U.S. and Western Canada, helped fuel our 2003 sales growth. Horizon's sales were aided by product expansion, new distribution outlets, and sales from new business won after a major competitor in the computer supplies segment ceased operations during the year.

S.P. Richards Canada also continued its strong sales growth, distributing a line of more than 20,000 office supply and furniture products from locations in Vancouver, Calgary, Winnipeg, and Toronto.

EXPANDED PRODUCT OFFERING

S.P. Richards delivers a broad range of products from more than 350 leading business product manufacturers. During 2003, we continued the careful expansion of our offerings to assist resellers in becoming the single source solution for their customers' business product needs. Opportunities to further expand categories such as janitorial products, breakroom supplies, and school supplies have resulted in additional growth. Among our new offerings is a line of healthcare products that supports resellers in health and medical related businesses. This new line includes exam room supplies such as gloves, paper, tape, cleaners, thermometers and stethoscopes and our primary customer targets are physicians' offices, dentists, health clubs and schools.

In addition, we added the Lorell proprietary line of office furniture, providing a new value alternative for customers. Lorell joins our existing proprietary product family of Sparco office supply basics, Compucessory computer accessories, Nature Saver recycled paper products, and Elite Image new and remanufactured toner cartridges.

MARKETING AND DEALER SERVICES

S.P. Richards' marketing programs and dealer services are designed to help the Company and its resellers capture new business, grow existing business, and improve overall profitability. Among the programs we enhanced last year are:

- **SPR Advantage Program,** which provides a variety of services for the independent resellers, helping them compete more effectively.
- **USA Express Drop-ship Program,** which increases resellers' national sales coverage.
- **Enhanced Catalog Program,** which now includes our General Line Catalog of 23,000 SKUs; Matrix SP Catalog, the industry's first consumer sale-priced full line catalog for independent resellers; Select 2500 Catalog, bar coded to leverage the latest scanning technology; School Supply Catalog, created to help develop education sector business; and our Furniture Catalog, redesigned with enhanced photography and layout features.
- **New WorkSmart Series,** which promotes our resellers as single source solutions for furniture, computer supplies, and cleaning supplies.
- **SPR Premium Program,** which nurtures customer loyalty with a selection of affordable premiums.
- **The SPARC Program,** (The SPR Penetration, Acquisition, and Retention Center), a marketing support library for personalized communications and direct mail.
- **2004 Dealer Capabilities CD,** which contains templates and tools for print and multimedia presentations.
- **A National Delivery and Set-up Program,** which enables resellers to provide nationwide fulfillment of furniture orders.
- **Internet Dealer Services,** which includes access to key account information and inventory levels, pricing, downloadable

S.P. RICHARDS CONTINUES ITS TRADITION OF DISTRIBUTING QUALITY BUSINESS PRODUCTS AND A WIDE RANGE OF VALUABLE SERVICES TO RESELLERS THROUGHOUT NORTH AMERICA. BY EXPANDING OUR PRODUCT LINE, ENHANCING THE EFFECTIVENESS OF OUR MARKETING PROGRAMS, AND INCREASING DEALER SUPPORT SERVICES, WE WILL SOLIDIFY RELATIONSHIPS WITH OUR DIVERSE CUSTOMER BASE AND STRENGTHEN OUR GROWTH PLATFORM.



Our marketing and inventory support allow office product resellers to provide a comprehensive offering of business products with next day delivery to their end user customers.

promotional materials, invoice and credit research, and return authorizations.

Also in 2003, we accelerated the rollout of our state-of-the-art Warehouse Management System. This new system has resulted in many important benefits, including better utilization of warehouse space, increased storage capacity, improved documentation, improved order accuracy and fill rates, and improved efficiency.

LOOKING AHEAD

SPR Richards will continue to build our growth strategy around our quality product offering, strong marketing programs, and superior dealer services. We will also nurture our many valued supplier and customer relationships by understanding their needs and creating profitable business solutions to meet or even exceed them.

EIS CONTINUES TO GROW ITS NORTH AMERICAN PRESENCE AS A SUPPLIER AND MANUFACTURER OF CRITICAL PRODUCTS FOR THE ELECTRICAL AND ELECTRONIC MANUFACTURING AND REPAIR MARKETS. WE ARE PURSUING NEW OPPORTUNITIES TO SERVE CUSTOMERS IN THE UNITED STATES, CANADA AND MEXICO WITH WORLD-CLASS MATERIALS AND SERVICES.

During 2003, EIS was focused on improving our sales trends of the last few years as well as controlling costs. The result was an improved operating margin, an increased earnings contribution to the Company, and a sales trend that is moving in the right direction. This performance is encouraging for us, as our sales finished up in the fourth quarter, suggesting a positive trend for 2004.

GROWTH INITIATIVES
We have targeted new products, new fabrication opportunities, and new services as potential growth areas. We continue to expand our offering of industrial MRO products as we seek new fabrication opportunities. Our fabrication unit is engineering expanded product solutions that are specific to each customer's needs. We continue to concentrate on new applications for the electrical and electronics markets and we have identified opportunities for non-electrical industrial and consumer applications. For example, we created fabrication processes for medical device and diagnostic assembly – a new market for EIS.

New inventory management solutions have been an area of primary focus. Among those we have developed are:

- On-site hardware and software tools for managing inventory
- e-business technology, including e-commerce, customized business-to-business solutions, and bar coding capabilities
- Integrated supply management through Advanced Inventory Management Systems (AIMS), which allows us to manage our customers' inventory requirements and help to reduce their total procurement costs.

Our growth initiatives are supported by our outstanding employees who continually offer the right products and services to the more than 20,000 customers they serve. This expertise is a great advantage for EIS, as the right product and service solutions, delivered at the right time, save our customers time and money.

LOOKING AHEAD
In 2004, EIS will continue to focus on sales growth and cost savings opportunities. We believe that our on-going emphasis on new products, new fabrication opportunities and new services is the right strategy for growing our Company into the future.

ELECTRICAL/ELECTRONIC MATERIALS GROUP

3%
NET SALES BY SEGMENT OF GPC

ELECTRICAL/ELECTRONIC MATERIALS GROUP
in billions of dollars


0.52
0.56
0.39
0.32
0.30
99
00
01
02
03

EIS ships a full range of critical products to their customers from 33 facilities located throughout North America.


EIS

SELECTED FINANCIAL DATA

(in thousands, except per share data) Year ended December 31,	**2003**	2002	2001	2000	1999
Net sales	**$ 8,449,300**	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822
Cost of goods sold	**5,826,684**	5,704,749	5,699,174***	5,764,360	5,436,056
Selling, administrative and other expenses	**2,050,873**	1,948,442	1,951,559***	1,958,747	1,886,699
Facility consolidation and impairment charges	—	—	73,922***	—	—
Income before taxes and accounting change	**571,743**	605,736	496,013	646,750	628,067
Income taxes	**218,101**	238,236	198,866	261,427	250,445
Income before cumulative effect of a change in accounting principle	**353,642**	367,500	297,147	385,323	377,622
Cumulative effect of a change in accounting principle	**19,541***	395,090**	—	—	—
Net income (loss) after cumulative effect of a change in accounting principle	**$ 334,101**	$ (27,590)	$ 297,147	$ 385,323	$ 377,622
Average common shares outstanding during year - assuming dilution	**174,480**	175,104	173,633	175,327	179,238
Per common share:					
Diluted net income, excluding cumulative effect	**$ 2.03**	$ 2.10	$ 1.71***	$ 2.20	$ 2.11
Diluted net income (loss)	**1.91**	(0.16)	1.71	2.20	2.11
Dividends declared	**1.18**	1.16	1.14	1.10	1.04
December 31 closing stock price	**33.20**	30.80	36.70	26.19	24.81
Long-term debt, less current maturities	**625,108**	674,796	835,580	770,581	702,417
Shareholders' equity	**2,312,283**	2,130,009	2,345,123	2,260,806	2,177,517
Total assets	**$ 4,116,497**	$ 4,061,055	$ 4,206,646	$ 4,142,114	$ 3,929,672

* The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board's EITF 02-16. Had the Company accounted for vendor consideration in accordance with EITF 02-16 in prior years, there would have been no significant impact on net income (loss) and diluted income (loss) per share for the years ended December 31, 2002, 2001, 2000 and 1999. In addition, in accordance with EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold for the year ended December 31, 2003. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million, $111 million, $82 million, and $61 million would have been reclassified from selling, administrative and other expenses to cost of goods sold for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.

** The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets". If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($.07 per share), $11.4 million ($.06 per share), and $10.7 million ($.06 per share) for the years ended December 31, 2001, 2000 and 1999.

*** Facility Consolidation, Impairment and Other Charges ("2001 Charges") totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses. Diluted net income per common share before the 2001 Charges was $2.08.

MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange

	Sales Price of Common Shares			
Quarter	**2003**		2002	
	High	**Low**	High	Low
First	**$31.88**	**$27.43**	$38.08	$33.92
Second	**33.66**	**30.70**	37.80	34.17
Third	**33.45**	**30.03**	33.63	27.64
Fourth	**33.20**	**30.78**	32.00	29.48

	Dividends Declared Per Share	
	2003	2002
First	**$0.295**	$0.29
Second	**0.295**	0.29
Third	**0.295**	0.29
Fourth	**0.295**	0.29

Number of Record Holders of Common Stock as of December 31, 2003: 7,719

SEGMENT DATA

(dollars in thousands) Year ended December 31,	**2003**	2002	2001	2000	1999
Net sales:					
Automotive	**$ 4,477,508**	$ 4,335,362	$ 4,252,913	$ 4,163,814	$ 4,084,775
Industrial	**2,253,947**	2,246,124	2,234,241	2,342,686	2,156,134
Office products	**1,457,149**	1,396,453	1,379,859	1,336,500	1,218,367
Electrical/electronic materials	**297,618**	315,826	387,771	557,866	522,411
Other	**(36,922)**	(34,838)	(34,116)	(31,009)	(30,865)
Total net sales	**$ 8,449,300**	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822
Operating profit:					
Automotive	**$ 363,022**	$ 381,771	$ 378,162	$ 381,250	$ 383,830
Industrial	**151,109**	178,027	172,208	206,193	186,203
Office products	**143,263**	140,912	141,762	134,343	118,345
Electrical/electronic materials	**7,112**	2,756	3,229	28,010	23,343
Total operating profit	**664,506**	703,466	695,361	749,796	711,721
Interest expense	**(51,538)**	(59,640)	(59,416)	(63,496)	(41,487)
Corporate expense	**(37,121)**	(33,354)	(27,670)	(23,277)	(22,283)
Equity in loss from investees	**—**	—	—	—	(3,675)
Goodwill and intangible amortization	**(1,539)**	(2,421)	(14,333)	(13,843)	(12,708)
Minority interests	**(2,565)**	(2,315)	(3,077)	(2,430)	(3,501)
Facility consolidation and impairment charges	**—**	—	(94,852)	—	—
Income before income taxes and accounting change	**$ 571,743**	$ 605,736	$ 496,013	$ 646,750	$ 628,067
Assets:					
Automotive	**$ 2,364,428**	$ 2,313,747	$ 2,219,503	$ 2,099,610	$ 2,034,417
Industrial	**954,434**	982,951	867,716	840,585	758,206
Office products	**619,374**	581,203	538,468	542,406	503,904
Electrical/electronic materials	**96,727**	98,225	121,721	190,635	174,258
Corporate	**23,506**	26,224	17,160	17,443	18,588
Goodwill and intangible assets	**58,028**	58,705	442,078	451,435	440,299
Total assets	**$ 4,116,497**	$ 4,061,055	$ 4,206,646	$ 4,142,114	$ 3,929,672
Depreciation and amortization:					
Automotive	**$ 42,681**	$ 43,007	$ 45,094	$ 51,546	$ 51,563
Industrial	**10,265**	10,789	11,992	11,617	10,926
Office products	**10,639**	9,856	9,345	9,598	8,814
Electrical/electronic materials	**2,729**	3,422	4,009	4,391	4,173
Corporate	**1,160**	656	1,020	1,308	1,783
Goodwill and intangible amortization	**1,539**	2,421	14,333	13,843	12,708
Total depreciation and amortization	**$ 69,013**	$ 70,151	$ 85,793	$ 92,303	$ 89,967
Capital expenditures:					
Automotive	**$ 58,754**	$ 38,599	$ 26,766	$ 35,031	$ 57,710
Industrial	**6,824**	10,868	6,388	20,054	11,275
Office products	**7,211**	13,376	5,941	9,116	16,085
Electrical/electronic materials	**394**	224	2,466	3,183	3,113
Corporate	**721**	1,691	383	3,745	100
Total capital expenditures	**$ 73,904**	$ 64,758	$ 41,944	$ 71,129	$ 88,283
Net sales:					
United States	**$ 7,666,389**	$ 7,568,926	$ 7,526,631	$ 7,665,498	$ 7,345,707
Canada	**731,200**	623,686	629,330	633,715	585,504
Mexico	**88,633**	101,153	98,823	101,653	50,476
Other	**(36,922)**	(34,838)	(34,116)	(31,009)	(30,865)
Total net sales	**$ 8,449,300**	$ 8,258,927	$ 8,220,668	$ 8,369,857	$ 7,950,822
Net long-lived assets:					
United States	**$ 339,020**	$ 339,495	$ 579,635	$ 618,818	$ 620,837
Canada	**57,906**	47,522	182,041	201,895	207,672
Mexico	**4,094**	4,739	25,534	25,982	25,333
Total net long-lived assets	**$ 401,020**	$ 391,756	$ 787,210	$ 846,695	$ 853,842

OVERVIEW

Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2003, business was conducted throughout the United States, in Canada and in Mexico from approximately 1,800 locations. We recorded consolidated net income, before the cumulative effect of changes in accounting principles, of $354 million compared to $368 million in 2002, a decrease of 4%. After the 2003 and 2002 cumulative effect of changes in accounting principles, net income was $334 million, as compared to the net loss in 2002 of $28 million. The results in all of our industry groups for each of the last three years have been affected by the slow economy with the impact being greatest for Motion Industries and EIS due to the conditions in the manufacturing sectors of the economy. The Company has countered this impact with the introduction of new product lines, sales to new markets and cost savings initiatives, among other things. During 2001, we recorded charges associated with plant closings, exiting certain business lines and determinations of impairment of certain assets. In addition, during 2002 and 2003 we recorded certain charges to earnings as a result of changes in accounting principles relating to goodwill impairment and cash consideration received from vendors. These changes have no impact on our operating results and no cash implications for us. The 2001 charges and changes in accounting principles during the prior three year period are discussed further under "Results of Operations" and "Facility Consolidation, Impairment And Other Charges." Our results are also dependent on the effect of certain accounting assumptions and estimates which are discussed under "Critical Accounting Estimates" below. The major December 31, 2003 balance sheet categories were relatively consistent with the December 31, 2002 balance sheet, and our liquidity and capital resources improved as we reduced our total debt outstanding at December 31, 2003 by approximately $114 million compared to December 31, 2002.

RESULTS OF OPERATIONS

The Company's results of operations are summarized below for the three years ended December 31, 2003, 2002 and 2001.

Year ended December 31	**2003**	2002	2001
	(in thousands except for per share data)		
Net Sales	**$ 8,449,300**	$ 8,258,927	$ 8,220,668
Gross Profit	**2,622,616**	2,554,178	2,521,494
Income before Cumulative Effect of a Change in Accounting Principle	**353,642**	367,500	297,147
Cumulative Effect of a Change in Accounting Principle	**(19,541)**	(395,090)	—
Net Income (Loss)	**334,101**	(27,590)	297,147
Diluted Earnings (Loss) per share:			
Before Change in Accounting Principle	**2.03**	2.10	1.71
After Change in Accounting Principle	**1.91**	(.16)	1.71

NET SALES

Net sales for the year ended December 31, 2003, totaled $8.45 billion, a 2% increase from 2002. All industry groups were affected to some degree by competitive pressures associated with the difficult economic climate in our markets for most of the year. The impact of these conditions was the greatest for the Industrial and Electrical Groups due to our dependence on the manufacturing sectors of the economy in these segments. Prices were down slightly in the Automotive and Electrical segments in 2003, while pricing in the Industrial and Office segments increased 2% and .6%, respectively, during 2003. Net sales for the year ended December 31, 2002, totaled $8.26 billion, which was a slight increase from 2001. The economy was challenging for us in 2002, so it was significant for the Company to achieve at least some sales growth. In 2002, prices were down slightly in the Automotive and Electrical segments, while pricing in the Industrial and Office segments increased 2% and .7%, respectively.

Automotive Group

Sales for the Automotive Group ("Automotive") were $4.5 billion in 2003, an increase of 3% over 2002. Automotive sales were $4.3 billion in 2002, an increase of 2% over 2001. Automotive revenues have been relatively consistent in the past three years, up 2% in 2001 and with comparative quarterly increases each quarter in 2002 and 2003. In the 4th quarter of 2003, Automotive sales were stronger than the previous quarters in 2003, up 6%.

Industrial Group

Sales for Motion Industries, our Industrial Group ("Industrial"), were $2.3 billion in 2003, a slight increase over the previous year. Industrial sales were $2.2 billion in 2002, a slight increase over 2001. As noted above, the weak conditions in the markets served by Industrial have affected our sales growth in this segment over the last three years. Fortunately, industrial production and factory utilization numbers used to measure these markets are beginning to show some improving trends.

Office Group

Sales for S.P. Richards, our Office Products Group ("Office"), were $1.5 billion, up 4% over 2002. Our Office sales were $1.4 billion in 2002, up 1% over 2001. Office has continued to expand their product offerings to generate sales growth. In addition, strong sales of computer supplies and accessories supported their growth in 2003.

Electrical Group

Sales for EIS, our Electrical and Electronic Group ("Electrical"), were down 6% to $298 million in 2003. Our Electrical sales were down 19% to $316 million in 2002. As noted above, the decrease in sales in the Electrical Group can be generally attributed to the Group's dependence on the manufacturing sector of the economy. In addition, conditions in the telecommunications industry have resulted in weaker sales in recent years. The sales trends in 2003 reflected an improving trend for Electrical, and sales in the 4th quarter were slightly greater than in 2002.

COST OF GOODS SOLD/EXPENSES

Cost of goods sold in 2003 was 69.0% of net sales compared to 69.1% in 2002. Selling, administrative, and other expenses of

$2.1 billion were 24.3% of sales compared to 23.6% last year. The decrease in cost of goods sold and the increase in expenses reflect our reclassification of certain vendor consideration associated with the adoption of EITF 02-16, as defined below. Before the reclassification, cost of goods sold in 2003 was 70.2% of sales and SG&A expenses were 23.1% of sales. The comparable increase in cost of goods sold was due to lower levels of vendor discounts and volume incentives related to purchases, overall competitive pricing pressures and product and customer mix. The comparable decrease in SG&A expenses reflect our on-going cost savings initiatives, such as tight operating expense controls and facility consolidations.

Effective January 1, 2003, the Company was required to adopt the Financial Accounting Standards Board Emerging Issues Task Force's Issue No. 02-16, related to the accounting treatment of cash consideration received from vendors ("EITF 02-16"). This encompasses certain advertising and promotional allowances, catalog support and other cash support arrangements that normally exist among retailers and distributors with their vendors. The Company historically classified certain vendor monies received, primarily advertising related, as a component of selling, administrative, and other expenses. Under the new EITF 02-16, these vendor monies generally must be classified as cost of goods sold and a portion of the amounts must be capitalized into ending inventory. In connection with the adoption of EITF 02-16, the Company recorded a cumulative effect adjustment of approximately $19.5 million. In addition, as a result of the January 1, 2003 adoption of EITF 02-16, approximately $102.2 million was reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the year ended December 31, 2003. Under EITF 02-16, prior periods were not reclassified.

Cost of goods sold was 69.1% of net sales in 2002 as compared to 69.3% in 2001. The decrease can be attributed to more efficient supply chain costs and inventory mix. Selling, administrative, and other expenses of $1.9 billion were flat as compared to 2001, and slightly down from the previous year as a percentage of sales.

OPERATING PROFIT

Operating profit as a percentage of sales was 7.9% for 2003 compared to 8.5% in 2002. These results reflect our decrease in gross margins before the reclassification of vendor consideration as discussed above, rising pension and healthcare costs, and the overall economic conditions in certain markets, which have constrained our sales opportunities. Operating profit as a percentage of sales was 8.5% for 2002, which was flat with 2001. These results reflect overall economic conditions, as well as the fixed costs inherent in distribution, which have continued to impact operating margins.

Automotive Group

Automotive operating margins decreased from 8.8% in 2002 to 8.1% in 2003, primarily due to pricing pressures combined with increases in salaries, insurance, and other expenses associated with the addition of new Company owned stores. Automotive operating margins decreased slightly from 8.9% in 2001 to 8.8% in 2002. Costs associated with new store openings were only partially offset by cost reductions associated with distribution center closings and other headcount reductions.

Industrial Group

Industrial operating margins decreased from 7.9% in 2002 to 6.7% in 2003, as lower levels of vendor discounts and volume incentives affected this segment the greatest. Industrial operating margins increased from 7.7% in 2001 to 7.9% in 2002, reflecting cost and headcount reductions resulting from branch closings.

Office Group

Operating margins in our Office Group decreased slightly from 10.1% in 2002 to 9.8% in 2003, primarily attributable to customer and product mix. Office Group margins decreased slightly from 10.3% in 2001 to 10.1% in 2002.

Electrical Group

Operating margins in our Electrical Group increased from .9% in 2002 to 2.4% in 2003, as this Group continued to reduce costs through headcount reductions, branch closings and operating expense controls. Our Electrical segment increased their margins slightly from .8% in 2001 to .9% in 2002.

INCOME TAXES

The effective income tax rate decreased from 39.3% to 38.2% for the year primarily due to the utilization of foreign tax credits in 2003. The effective income tax rate decreased from 40.1% in 2001 to 39.3% in 2002, primarily as a result of the decrease in non-deductible goodwill amortization due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

NET INCOME

Net income, before the cumulative effect of changes in accounting principles, was $354 million compared to $368 million in 2002, a decrease of 4%. On a per share diluted basis, net income for the period, before the cumulative effect of changes in accounting principles, equaled $2.03 compared to $2.10 reported in 2002. After the 2003 and 2002 cumulative effect of changes in accounting principles, net income was $334 million, or $1.91 diluted earnings per share for 2003, as compared to the net loss in 2002 of $28 million, or $.16 diluted loss per share. Net income, before the cumulative effect of changes in accounting principles in 2003 and 2002, was 4.2% of net sales compared to 4.5% in 2002.

In the first quarter of 2002, the Company completed impairment testing for goodwill in conjunction with the new provisions introduced in SFAS 142 resulting in a non-cash charge of $395.1 million. This was recorded as of January 1, 2002 as a cumulative effect of a change in accounting principle. Net income, before the cumulative effect of a change in accounting principle, was 4.5% of net sales as compared to 3.6% in 2001. Net income for 2002, before the cumulative effect of a change in accounting principle, was $368 million, an increase of 2%, compared to $362 million, before the Facility Consolidation, Impairment and Other Charges ("2001 Charges") as discussed below, for the same period in 2001. On a per share diluted basis, net income for 2002, before the 2002 cumulative effect of a change in accounting principle and the 2001 Charges, equaled $2.10, as compared to $2.08 reported in 2001. After the 2002 cumulative effect of a change in accounting principle and the 2001 Charges, the net loss was $28 million, or $.16 diluted loss per share for 2002, as compared to net income in 2001 of $297 million, or $1.71 diluted earnings per share.

FACILITY CONSOLIDATION, IMPAIRMENT AND OTHER CHARGES

In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. Following is a summary of the charges ($107.8 million pre-tax; $64.4 million, net of tax) and accruals related to continuing liabilities associated with the plan (in thousands):

	Total	Non-cash	Paid in 2001	Paid in 2002	Paid in 2003	Liability at Dec. 31, 2003
Impairment charges	$ 49,400	$ (49,400)	$ —	$ —	$ —	$ —
Facility consolidation expenses	17,900	(6,900)	(300)	(4,800)	(2,600)	3,300
Severance expenses	6,700	—	(100)	(4,800)	(1,800)	—
Inventory-related exit costs – cost of goods sold	17,400	(17,400)	—	—	—	—
Other – selling, administrative and other expenses	16,400	(15,800)	—	(300)	(300)	—
	$107,800	$ (89,500)	$ (400)	$ (9,900)	$(4,700)	$ 3,300

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation in the Office Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidations. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative, and other expenses.

FINANCIAL CONDITION

The major balance sheet categories were relatively consistent with the December 31, 2002 balance sheet. The Company's cash balance at December 31, 2003 was $15 million compared to $20 million at December 31, 2002, as we continue to improve our utilization of cash. Our accounts receivable balance at December 31, 2003 increased 4% compared to last year, primarily due to our December sales increase. Inventory was slightly down compared to December 31, 2002. Accounts payable at December 31, 2003 was down $29 million from last year, as our Industrial purchases in the final quarter of 2003 were well below those in 2002. The change in debt is discussed below.

LIQUIDITY AND CAPITAL RESOURCES

The Company reduced its total debt outstanding at December 31, 2003 by approximately $114 million compared to December 31, 2002. The decline in borrowings is primarily attributable to cash generated from operating activities of $402 million. In addition, the Company's dividends, stock repurchases, capital expenditures and other investing activities in 2003 were comparable to 2002.

The ratio of current assets to current liabilities is 3.4 to 1 at December 31, 2003, and the Company's cash position is good. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations, and to meet its short-term and long-term cash requirements.

NOTES AND OTHER BORROWINGS

On November 21, 2003, the Company completed a $125,000,000 financing with a consortium of financial institutions and insurance companies (the "Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings. The Notes bear interest at LIBOR plus .50% (1.73% at December 31, 2003), reset every six months. Further, on October 31, 2003, the Company obtained a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions which matures in October 2008 and bears interest at LIBOR plus .40% (1.47% at December 31, 2003).

At December 31, 2003, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2003, the Company had $50 million outstanding on a $350 million unsecured revolving line of credit, LIBOR plus .40%, due 2008, and an unsecured private placement term note in the amount of $125 million, LIBOR plus .50%, due 2010; and $3 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2003, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.9% and 4.8% at December 31, 2003 and 2002, respectively. Total interest expense for all borrowings was $51.5 million and $59.6 million in 2003 and 2002, respectively.

CONSTRUCTION AND LEASE FACILITY

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $80 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $80 million at December 31, 2003.

CONTRACTUAL AND OTHER OBLIGATIONS

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of December 31, 2003 (in thousands):

	PAYMENT DUE BY PERIOD				
	Total	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Credit facilities	$ 677,633	$ 52,525	$ 108	$ 250,000	$ 375,000
Operating leases	383,335	104,862	136,934	69,721	71,818
Total Contractual Cash Obligations	$ 1,060,968	$ 157,387	$ 137,042	$ 319,721	$ 446,818

The Company has certain commercial commitments related to affiliate borrowing guarantees and residual values under operating leases. The Company believes the likelihood of any significant amounts being funded in connection with these commitments to be remote. The following table shows the Company's approximate commercial commitments as of December 31, 2003 (in thousands):

	PAYMENT DUE BY PERIOD				
	Total Amounts Committed	Period less than 1 year	Period 1-3 years	Period 4-5 years	Period over 5 years
Guaranteed borrowings of affiliates	$ 163,006	$ 22,778	$ 7,442	$ 4,961	$ 127,825
Residual value guarantee under operating leases	69,330	—	—	69,330	—
Total Commercial Commitments	$ 232,336	$ 22,778	$ 7,442	$ 74,291	$ 127,825

In addition, the Company sponsors a defined benefit pension plan that may obligate us to make contributions to the plan from time to time. We expect to make a cash contribution to our qualified defined benefit plan in 2004, and contributions required for 2005 and future years will depend on a number of unpredictable factors including the market performance of the plan's assets and future changes in interest rates that affect the actuarial measurement of the plan's obligations.

INTEREST RATE SWAPS

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The Company has interest rate swaps with fair value of approximately $11.6 million and $15.6 million outstanding as of December 31, 2003 and December 31, 2002, respectively. The decrease in fair values since December 31, 2002 is primarily due to normal settlement of monthly payments due on swaps during the year ended December 31, 2003, offset by increases in the fair value of the liability on outstanding swaps during the period.

The following table shows the activity of the Company's liability for interest rate swap agreements for the period from December 31, 2002 to December 31, 2003 (in thousands):

Fair value of contracts outstanding at December 31, 2002	$ 15,643
Contracts realized or otherwise settled during the period (cash paid)	(5,494)
Other changes in fair values	1,437
Fair value of contracts outstanding at December 31, 2003	$ 11,586

This interest rate swap liability is included in Other Accrued Expenses in the Company's consolidated balance sheet. Other than interest rate swaps, the Company does not have any other significant derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

During 2003, the Company's exposure to future declines in interest rates associated with fixed rate interest rate swap agreements was consistent with 2002. At December 31, 2003, the Company had fixed interest rate payment swap agreements outstanding in the amount of $100 million, comprised of two $50 million notional swaps with maturity dates of 2005 and 2008. In addition, at December 31, 2003, approximately $500 million of the Company's total borrowings, which mature in approximately five and eight years, are at fixed rates of interest. A 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company.

SHARE REPURCHASES

On April 19, 1999, the Board authorized the repurchase of 15 million shares. Through December 31, 2003, approximately 8.4 million shares have been repurchased under this authorization.

CRITICAL ACCOUNTING ESTIMATES

General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements. For further information on the critical accounting policies, see Note 1 of our Notes to Consolidated Financial Statements.

INVENTORIES — PROVISIONS FOR SLOW MOVING AND OBSOLESCENCE

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

ALLOWANCE FOR DOUBTFUL ACCOUNTS — METHODOLOGY

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2003, 2002 and 2001, the Company recorded provisions for bad debts of $23.8 million, $20.9 million and $26.5 million, respectively.

CONSIDERATION RECEIVED FROM VENDORS

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2003 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL AND OTHER INTANGIBLE ASSETS

At least annually, the Company evaluates property, plant and equipment and goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

EMPLOYEE BENEFIT PLANS

The Company's benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long-term rate of return.

Based on the investment policy for the pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the expected rate of return on plan assets for measuring pension expense or income was chosen to be 8.75% for the year ending December 31, 2004. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations might be settled and is based on capital market conditions as of the measurement date. It is based on returns available on high-quality fixed income obligations, such as those included in the Moody's Aa bond index. The discount rate used at December 31, 2003 was reduced from 6.75% to 6.25%. This is consistent with the 51 basis point decline in Moody's Aa from December 31, 2002 to December 31, 2003.

QUARTERLY RESULTS OF OPERATIONS

The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments, and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2003 and 2002 was not significant.

The cumulative effect of a change in accounting principle related to cash consideration from vendors in 2003 and goodwill impairment in 2002, as discussed above, resulted in a decrease in net income in the first quarter of 2003 and 2002 of $.12 and $2.26 per share, respectively. Without the cumulative effect adjustment, diluted income per share would have been $.51 and $.50 in the quarter ended March 31, 2003 and 2002, respectively.

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002.

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
	(in thousands except for per share data)			
2003				
Net Sales	$ 2,021,858	$ 2,152,794	$ 2,189,388	$ 2,085,260
Gross Profit	638,340	651,383	651,949	680,944
Income before Cumulative Effect of a Change in Accounting Principle	88,424	90,148	88,333	86,737
Cumulative Effect of a Change in Accounting Principle	(19,541)	—	—	—
Net Income	68,883	90,148	88,333	86,737
Diluted Earnings per share:				
Before Change in Accounting Principle	.51	.52	.51	.50
After Change in Accounting Principle	.39	.52	.51	.50
2002				
Net Sales	$ 1,977,743	$ 2,130,924	$ 2,156,759	$ 1,993,501
Gross Profit	603,969	644,232	649,793	656,184
Income before Cumulative Effect of a Change in Accounting Principle	87,027	96,047	94,027	90,399
Cumulative Effect of a Change in Accounting Principle	(395,090)	—	—	—
Net (Loss)/Income	(308,063)	96,047	94,027	90,399
Diluted Earnings/ (Loss) per share:				
Before Change in Accounting Principle	.50	.55	.54	.52
After Change in Accounting Principle	(1.76)	.55	.54	.52

FORWARD-LOOKING STATEMENTS

Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission. Readers are cautioned that other factors not listed here could materially impact the Company's future earnings, financial position and cash flows. You should not place undue reliance upon forward-looking statements contained herein, and should carefully read other reports that the Company will, from time to time, file with the Securities and Exchange Commission.

REPORT OF MANAGEMENT

Genuine Parts Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2003, 2002 and 2001. The opinion of Ernst & Young LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgements and giving due consideration to materiality.

Genuine Parts Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.

The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.

Jerry Nix

JERRY W. NIX
Executive Vice President -
Finance and Chief Financial Officer
February 3, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, effective January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.* In addition, as discussed in Note 2, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Ernst & Young LLP

February 3, 2004
Atlanta, Georgia

CONSOLIDATED BALANCE SHEETS

(dollars in thousands) December 31,	**2003**	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 15,393**	$ 19,995
Trade accounts receivable	**1,084,874**	1,039,843
Merchandise inventories	**2,140,811**	2,144,787
Prepaid expenses and other assets	**176,548**	172,362
Total Current Assets	**3,417,626**	3,376,987
Goodwill and Intangible Assets, less accumulated amortization	**58,028**	58,705
Other Assets	**297,851**	292,312
Property, Plant and Equipment:		
Land	**36,428**	36,562
Buildings, less allowance for depreciation (2003 - $111,646; 2002 - $105,348)	**124,600**	124,546
Machinery and equipment, less allowance for depreciation (2003 - $378,869; 2002 – $360,732)	**181,964**	171,943
Net Property, Plant and Equipment	**342,992**	333,051
	$ 4,116,497	$ 4,061,055
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	**$ 706,609**	$ 735,183
Current portion of long-term debt and other borrowings	**52,525**	116,905
Accrued compensation	**72,086**	63,825
Other accrued expenses	**115,805**	123,094
Dividends payable	**51,331**	50,557
Income taxes payable	**18,575**	21,366
Total Current Liabilities	**1,016,931**	1,110,930
Long-Term Debt	**625,108**	674,796
Deferred Income Taxes	**114,533**	97,912
Minority Interests in Subsidiaries	**47,642**	47,408
Shareholders' Equity:		
Preferred Stock, par value $1 per share—authorized 10,000,000 shares; none issued	**—**	—
Common stock, par value $1 per share – authorized 450,000,000 shares; issued 174,045,263 shares in 2003 and 174,380,634 shares in 2002	**174,045**	174,381
Additional paid-in capital	**32,853**	44,371
Accumulated other comprehensive income (loss)	**4,835**	(60,522)
Retained earnings	**2,100,550**	1,971,779
Total Shareholders' Equity	**2,312,283**	2,130,009
	$ 4,116,497	$ 4,061,055

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data) Year ended December 31,	**2003**	2002	2001
Net sales	**$ 8,449,300**	$ 8,258,927	$ 8,220,668
Cost of goods sold	**5,826,684**	5,704,749	5,699,174
	2,622,616	2,554,178	2,521,494
Selling, administrative and other expenses	**2,050,873**	1,948,442	1,951,559
Facility consolidation and impairment charges	**—**	—	73,922
Income before income taxes and cumulative effect of a change in accounting principle	**571,743**	605,736	496,013
Income taxes	**218,101**	238,236	198,866
Income before cumulative effect of a change in accounting principle	**353,642**	367,500	297,147
Cumulative effect of a change in accounting principle	**(19,541)**	(395,090)	—
Net income (loss)	**$ 334,101**	$ (27,590)	$ 297,147
Basic net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	**$ 2.03**	$ 2.11	$ 1.72
Cumulative effect of a change in accounting principle	**(.11)**	(2.27)	—
Basic net income (loss)	**$ 1.92**	$ (0.16)	$ 1.72
Diluted net income (loss) per common share:			
Before cumulative effect of a change in accounting principle	**$ 2.03**	$ 2.10	$ 1.71
Cumulative effect of a change in accounting principle	**(.12)**	(2.26)	—
Diluted net income (loss)	**$ 1.91**	$ (0.16)	$ 1.71
Weighted average common shares outstanding	**173,995**	174,369	172,765
Dilutive effect of stock options and non-vested restricted stock awards	**485**	735	868
Weighted average common shares outstanding — assuming dilution	**174,480**	175,104	173,633

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 2001	172,389,688	$ 172,390	$ —	$ (13,041)	$2,101,457	$2,260,806
Net income	—	—	—	—	297,147	297,147
Foreign currency translation adjustment	—	—	—	(12,252)	—	(12,252)
Changes in fair value of derivative instruments, net of income taxes of $13,867	—	—	—	(20,801)	—	(20,801)
Comprehensive income						264,094
Cash dividends declared, $1.14 per share	—	—	—	—	(196,941)	(196,941)
Stock options exercised, including tax benefit	936,978	937	13,464	—	—	14,401
Purchase of stock	(496,025)	(496)	(12,162)	—	—	(12,658)
Stock issued in connection with acquisitions	643,303	643	14,778	—	—	15,421
Balance at December 31, 2001	173,473,944	173,474	16,080	(46,094)	2,201,663	2,345,123
Net loss	—	—	—	—	(27,590)	(27,590)
Foreign currency translation adjustment	—	—	—	(17,960)	—	(17,960)
Changes in fair value of derivative instruments, net of income taxes of $2,686	—	—	—	3,532	—	3,532
Comprehensive loss						(42,018)
Cash dividends declared, $1.16 per share	—	—	—	—	(202,294)	(202,294)
Stock options exercised, including tax benefit	1,286,697	1,287	39,190	—	—	40,477
Purchase of stock	(389,434)	(389)	(11,226)	—	—	(11,615)
Stock issued in connection with acquisitions	9,427	9	327	—	—	336
Balance at December 31, 2002	174,380,634	174,381	44,371	(60,522)	1,971,779	2,130,009
Net income	—	—	—	—	334,101	334,101
Foreign currency translation adjustment	—	—	—	54,864	—	54,864
Changes in fair value of derivative instruments, net of income taxes of $6,990	—	—	—	10,493	—	10,493
Comprehensive income						399,458
Cash dividends declared, $1.18 per share	—	—	—	—	(205,330)	(205,330)
Stock options exercised, including tax benefit	280,821	280	5,575	—	—	5,855
Purchase of stock	(616,192)	(616)	(17,093)	—	—	(17,709)
Balance at December 31, 2003	174,045,263	$ 174,045	$ 32,853	$ 4,835	$2,100,550	$2,312,283

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) Year ended December 31,	**2003**	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	**$ 334,101**	$ (27,590)	$ 297,147
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**69,013**	70,151	85,793
Gain on sale of property, plant and equipment	**(5,210)**	(25)	(1,626)
Deferred income taxes	**27,354**	43,995	(21,704)
Cumulative effect of a change in accounting principle	**19,541**	395,090	—
Non-cash portion of facility consolidation and impairment charges	**—**	—	89,500
Income applicable to minority interests	**2,565**	2,315	3,077
Income tax benefit of stock options exercised	**1,254**	4,468	2,488
Changes in operating assets and liabilities:			
Trade accounts receivable	**(21,735)**	(27,380)	6,974
Merchandise inventories	**20,232**	(243,005)	(45,063)
Trade accounts payable	**(43,230)**	88,215	7,354
Other, net	**(1,700)**	(33,826)	(88,300)
	68,084	299,998	38,493
Net cash provided by operating activities	**402,185**	272,408	335,640
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	**(73,904)**	(64,758)	(41,944)
Proceeds from sale of property, plant and equipment	**13,619**	10,137	5,261
Acquisition of businesses and other investments, net of cash acquired	**(14,990)**	(6,042)	(16,358)
Net cash used in investing activities	**(75,275)**	(60,663)	(53,041)
FINANCING ACTIVITIES			
Proceeds from credit facilities	**935,000**	1,021,168	3,223,466
Payments on credit facilities	**(1,047,976)**	(1,122,237)	(3,251,769)
Stock options exercised	**4,601**	36,009	11,913
Dividends paid	**(204,556)**	(201,150)	(195,022)
Purchase of stock	**(17,709)**	(11,615)	(12,658)
Net cash used in financing activities	**(330,640)**	(277,825)	(224,070)
Effect of exchange rate changes on cash	**(872)**	305	(497)
Net (decrease) increase in cash and cash equivalents	**(4,602)**	(65,775)	58,032
Cash and cash equivalents at beginning of year	**19,995**	85,770	27,738
Cash and cash equivalents at end of year	**$ 15,393**	$ 19,995	$ 85,770
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Income taxes	**$ 205,451**	$ 173,595	$ 257,280
Interest	**$ 49,807**	$ 60,807	$ 60,461

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
Genuine Parts Company and all of its majority-owned subsidiaries ("the Company") is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,800 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation
The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Revenue Recognition
The Company recognizes revenues from product sales upon shipment to its customers.

Foreign Currency Translation
The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income (loss).

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Trade Accounts Receivable and the Allowance for Doubtful Accounts
The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2003, 2002, and 2001, the Company recorded provisions for bad debts of approximately $23,800,000, $20,900,000, and $26,500,000, respectively.

Merchandise Inventories, including Consideration Received from Vendors
Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $187,444,000 and $181,220,000 higher than reported at December 31, 2003 and 2002, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2004 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

Goodwill and Other Intangible Assets
Goodwill and other intangible assets primarily represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Effective January 1, 2002, the Company adopted

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill (see Note 2). The approach to evaluating the recoverability of goodwill as outlined in SFAS No. 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. The impairment only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in 2002. Goodwill amortization expense was $11,912,000 in 2001.

Other Assets
Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method and in 2002, also included certain costs of internal-use information systems under development.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to15 years.

Long-Lived Assets Other Than Goodwill
The Company assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is comprised of the following:

(Dollars in Thousands) December 31	2003	2002
Foreign currency translation	**$ 11,611**	$ (43,253)
Net unrealized loss on derivative instruments, net of taxes	**(6,776)**	(17,269)
Total accumulated other comprehensive income (loss)	**$ 4,835**	$ (60,522)

Fair Value of Financial Instruments
The carrying amount reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheets, was approximately $11,586,000 and $15,643,000 at December 31, 2003 and 2002, respectively. The fair value of derivative financial instruments has been determined based on quoted market prices. At December 31, 2003 and 2002, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2003 and 2002, the fair market value of fixed rate long-term debt was approximately $543,000,000 and $537,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

Derivative Instruments and Hedging Activities
From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest rate swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs
Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $202,000,000, $200,000,000 and $198,000,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

Stock Compensation
Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The adoption of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), had no

significant impact on the Company's consolidated financial statements for the year ended December 31, 2003.

Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for stock compensation. Under APB 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 7 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under SFAS 123, to all stock options.

Net Income (Loss) Per Common Share
Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The computation of diluted net income (loss) per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 5,219,100, 679,000 and 3,485,000, shares of common stock at prices ranging from $32 to $38 per share were outstanding at December 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted net income (loss) per common share because the options' exercise price was greater than the average market price of the common shares. At December 31, 2003, 2002 and 2001, the dilutive effect of options to purchase approximately 39,000, 56,000, and 199,000 shares of common stock at an average exercise price of approximately $18 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income (loss) per common share since the date of the acquisition.

Reclassifications
Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Recently Issued Accounting Pronouncements
In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46, as revised in December 2003, requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied no later than December 31, 2003 for entities meeting the definition of special-purpose entities, and no later than fiscal periods ending after March 15, 2004 for all other entities under consideration.

In connection with the adoption of FIN 46, in June 2003, the Company's construction and lease facility was amended. Subject to the amendment, FIN 46 did not change the Company's accounting for the construction and lease facility. In addition to the construction and lease facility, the Company has relationships with entities which are required to be considered for consolidation under FIN 46. Specifically, the Company guarantees the borrowings of certain independently controlled automotive parts stores ("independents") and certain other affiliates in which the Company has a minority equity ownership interest ("affiliates"). Presently, the independents are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. At December 31, 2003, the total borrowings subject to guarantee by the Company were approximately $163,006,000. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has preliminarily concluded that it is not the primary beneficiary with respect to any of the independents and, in substantially all cases, has concluded that the affiliates are not variable interest entities or, if so, the Company is not the primary beneficiary.

In January 2003, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue No. 02-16, Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor ("EITF 02-16"). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for certain consideration received from vendors. Generally, certain consideration received from vendors is presumed to be a reduction of prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances, this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company, in certain circumstances, previously included funds of this type in selling, administrative, and other expenses. Under the new method, vendor allowances for advertising and catalog related programs are generally considered a reduction of cost of goods sold. On January 1, 2003, the Company adopted EITF 02-16 and recorded a non-cash charge of $19.5 million, net of a $13.6 million tax benefit, ($.11 and $.12 per basic and diluted share, respectively) related to the capitalization of certain vendor consideration as part of inventory cost. Had the Company accounted for vendor considerations in accordance with EITF 02-16 in prior years, the capitalization of these vendor considerations would not have a significant impact on the consolidated statements of income for the years ended December 31, 2002 and 2001. In addition, as a result of the January 1, 2003 adoption of EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statement of income for the year ended Dechember 31, 2003. In accordance with EITF 02-16, the income statement presentations for periods prior to January 1, 2003 have not been reclassified. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million and $111 million would have been reclassified from selling, administrative and other expenses to cost of goods sold in the consolidated statements of income for the years ended December 31, 2002 and 2001, respectively.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill.

Within the Company's four reportable segments, the Company identified reporting units as defined in SFAS No. 142. The reporting units' goodwill was tested for impairment during the first quarter of 2002 as required by SFAS No. 142 based on the expected present value of future cash flows approach. As a result of this valuation process as well as the application of the remaining provisions of SFAS No. 142, the Company recorded a transitional impairment loss of approximately $395.1 million ($2.27 basic loss per share and $2.26 diluted loss per share) as of January 1, 2002. This write-off was reported as a cumulative effect of a change in accounting principle in the Company's consolidated statement of income as of January 1, 2002. No tax benefits were recorded in connection with this goodwill impairment. For the year ended December 31, 2002, additions to goodwill of approximately $14.7 million relate to a balance sheet reclassification and additional consideration for earnouts on prior acquisitions.

The Company performed an annual goodwill impairment test during the fourth quarter of 2003. Similar to 2002, the present value of future cash flows approach was utilized in determining potential goodwill impairment. The Company determined that goodwill was not impaired and, therefore, no impairment was recognized during 2003. The Company also assessed finite-lived, identifiable intangible assets for impairment under an undiscounted cash flows approach and concluded there was no impairment for the years ended December 31, 2003 and 2002.

The changes in the carrying amount of goodwill during the years ended December 31, 2003 and 2002 by reportable segment, as well as other identifiable intangible assets, are summarized as follows:

	Goodwill					
(In Thousands)	Automotive	Industrial	Office Products	Electrical/ Electronic Materials	Identifiable Intangible Assets	Total
Balance as of January 1, 2002	$ 221,752	$ 50,304	$ 8,297	$ 155,611	$ 6,114	$ 442,078
Goodwill and intangible assets acquired during the year	13,266	31	400	—	956	14,653
Amortization during the year	—	—	—	—	(2,421)	(2,421)
Other impairment charges	—	(515)	—	—	—	(515)
Transitional impairment losses	(213,401)	(19,512)	(6,566)	(155,611)	—	(395,090)
Balance as of December 31, 2002	21,617	30,308	2,131	—	4,649	58,705
Goodwill acquired during the year	—	862	—	—	—	862
Amortization during the year	—	—	—	—	(1,539)	(1,539)
Balance as of December 31, 2003	$ 21,617	$ 31,170	$ 2,131	$ —	$ 3,110	$ 58,028

Prior to the adoption of SFAS No. 142, the Company amortized goodwill over estimated useful lives ranging from 10 years to 40 years. Had the Company accounted for goodwill consistent with the provisions of SFAS No. 142 in the year ended December 31, 2001, the Company's income would have been affected as follows, in thousands, except per-share data:

Year ended December 31,	2001
Reported income	$ 297,147
Add back: Goodwill amortization	11,912
Adjusted income	$ 309,059
Basic net income per common share:	
As reported	$ 1.72
Add back: Goodwill amortization	0.07
As adjusted	$ 1.79
Diluted net income per common share:	
As reported	$ 1.71
Add back: Goodwill amortization	0.07
As adjusted	$ 1.78

3. FACILITY CONSOLIDATION, IMPAIRMENT AND OTHER CHARGES

Prior to December 31, 2001, the Company's management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. Following is a summary of the charges recorded in the year ended December 31, 2001, and subsequent activity related to accruals for continuing liabilities associated with the plan (in thousands):

	Total	Non-cash	Paid in 2001	Paid in 2002	Paid in 2003	Liability at December 31, 2003
Impairment charges	$ 49,400	$ (49,400)	$ —	$ —	$ —	$ —
Facility consolidation expenses	17,900	(6,900)	(300)	(4,800)	(2,600)	3,300
Severance expenses	6,700	—	(100)	(4,800)	(1,800)	—
Inventory-related exit costs	17,400	(17,400)	—	—	—	—
Other	16,400	(15,800)	—	(300)	(300)	—
	$ 107,800	$ (89,500)	$ (400)	$ (9,900)	$ (4,700)	$ 3,300

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation of the Company's office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company's automotive segment totaling approximately $15,000,000 for which the Company projected the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. In 2001, the Company identified certain distribution, branch and retail facilities that were to be closed prior to December 31, 2002. The Company appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. The facility consolidations did not result in any material decline in net sales, as all such closed facilities have been served by other Company-operated facilities.

Severance expenses include charges for employees who have been involuntarily terminated in connection with the Company's facility consolidation. All terminations occurred prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other charges have been classified as a component of selling, administrative and other expenses.

4. CREDIT FACILITIES

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $177,268,000 and $287,666,000 at December 31, 2003 and 2002, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 4.92% and 4.76% at December 31, 2003 and 2002, respectively.

On November 21, 2003, the Company completed a $125,000,000 financing with a consortium of financial institutions and insurance companies (the "Notes") that matures in February 2010 and bears interest at Libor plus .50% (1.73% at December 31, 2003), reset every six months. The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

On October 31, 2003, the Company obtained a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in October 2008 and bears interest at Libor plus .40% (1.47% at December 31, 2003). At December 31, 2003, $50,050,000 was outstanding under the line of credit.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2003, the Company was in compliance with all such covenants. Total interest expense for all borrowings was $51,538,000 in 2003, $59,640,000 in 2002 and $59,416,000 in 2001.

Amounts outstanding under the Company's credit facilities consist of the following:

(In Thousands) December 31	**2003**	2002
Unsecured revolving line of credit, $350,000,000, Libor plus .40%, due October 2008	**$ 50,050**	$ 108,964
Unsecured term notes:		
November 30, 2001, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	**250,000**	250,000
November 30, 2001, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	**250,000**	250,000
November 21, 2003, Libor plus .50%, due February 2010	**125,000**	171,367
Other borrowings	**2,583**	11,370
	677,633	791,701
Current portion of long-term debt and other borrowings	**52,525**	116,905
	$ 625,108	$ 674,796

Approximate maturities under the Company's credit facilities are as follows (in thousands):

2004	$ 52,525
2005	108
2006	—
2007	—
2008	250,000
Subsequent to 2008	375,000
	$ 677,633

5. SHAREHOLDERS' EQUITY

The Company has a Shareholder Protection Rights Agreement which includes the distribution of rights to common shareholders under certain defined circumstances. The rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 20% or more of the common stock. The Company is entitled to redeem each right for one cent.

6. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2003 was approximately $80,057,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company's balance sheet. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003 (in thousands):

2004	$ 104,862
2005	80,027
2006	56,907
2007	41,801
2008	27,920
Subsequent to 2008	71,818
	$ 383,335

Rental expense for operating leases was approximately $119,595,000 in 2003, $114,352,000 in 2002 and $112,470,000 in 2001.

7. STOCK OPTIONS AND RESTRICTED STOCK AWARDS

In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 4.0%, 4.1%, and 5.0%; dividend yield of 3.6%; 4.0%, and 3.8%; annual volatility factor of the expected market price of the Company's common stock of 0.25, 0.22, and 0.26, and an expected life of the options of 8 years, 8 years, and 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts):

Year ended December 31,	2003	2002	2001
Net income (loss), as reported	**$ 334,101**	$ (27,590)	$ 297,147
Add: Stock-based employee compensation expense related to option grants in 2003 included in reported net income, net of related tax effects	**13**	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(5,688)**	(3,376)	(3,394)
Pro forma net income (loss)	**$ 328,426**	$ (30,966)	$ 293,753
Income (loss) per share:			
Basic—as reported	**$ 1.92**	$ (0.16)	$ 1.72
Basic—pro forma	**$ 1.89**	$ (0.18)	$ 1.70
Diluted—as reported	**$ 1.91**	$ (0.16)	$ 1.71
Diluted—pro forma	**$ 1.88**	$ (0.18)	$ 1.69

A summary of the Company's stock option activity and related information are as follows:

	2003		2002		2001	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**7,574**	**$ 29**	6,156	$ 28	7,513	$ 26
Granted	**20**	**32**	3,131	32	30	33
Exercised	**(500)**	**23**	(1,412)	29	(1,049)	14
Forfeited	**(129)**	**31**	(301)	34	(338)	32
Outstanding at end of year	**6,965**	**$ 30**	7,574	$ 29	6,156	$ 28
Exercisable at end of year	**4,171**	**$ 29**	3,337	$ 28	4,477	$ 29
Weighted-average fair value of options granted during the year	**$ 6.92**		$ 5.72		$ 6.91	
Shares available for future grants	**4,037**		4,080		6,910	

Exercise prices for options outstanding as of December 31, 2003 ranged from approximately $21 to $35, except for 39,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 4 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2003, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

8. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In Thousands)	**2003**	2002
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	**$ 101,129**	$ 87,256
Deferred tax liabilities related to:		
Employee and retiree benefits	**112,164**	104,833
Inventory	**73,446**	52,000
Property and equipment	**23,731**	18,722
Other	**24,896**	10,333
	234,237	185,888
Net deferred tax liability	**133,108**	98,632
Current portion of deferred tax liability	**18,575**	720
Non-current deferred tax liability	**$ 114,533**	$ 97,912

The components of income tax expense are as follows:

(In Thousands)	**2003**	2002	2001
Current:			
Federal	**$ 163,878**	$ 165,289	$ 188,040
State	**26,869**	28,952	32,530
Deferred	**27,354**	43,995	(21,704)
	$ 218,101	$ 238,236	$ 198,866

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of accounting changes are as follows:

(In Thousands)	**2003**	2002	2001
Statutory rate applied to income before the cumulative effect of an accounting change	**$ 200,110**	$ 212,008	$ 173,605
Plus state income taxes, net of Federal tax benefit	**19,969**	23,081	19,064
Other	**(1,978)**	3,147	6,197
	$ 218,101	$ 238,236	$ 198,866

9. EMPLOYEE BENEFIT PLANS

The Company's noncontributory defined benefit pension plan covers substantially all of its employees in the United States. The benefits are based on an average of the employees' compensation during the five highest of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan. The Company uses a measurement date of December 31 for its pension and other benefit plans.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	**2003**	2002	**2003**	2002
CHANGES IN BENEFIT OBLIGATION				
Net benefit obligation at beginning of year	**$ 769,643**	$ 662,532	**$ 10,018**	$ 10,769
Service cost	**31,031**	25,622	**90**	235
Interest cost	**53,338**	49,810	**481**	877
Plan participants' contributions	**—**	—	**3,209**	2,993
Plan amendments	**—**	(2,727)	**(2,104)**	—
Actuarial loss	**36,661**	55,556	**17,689**	677
Gross benefits paid	**(26,084)**	(21,150)	**(4,975)**	(5,533)
Net benefit obligation at end of year	**$ 864,589**	$ 769,643	**$ 24,408**	$ 10,018

The accumulated benefit obligation was approximately $657,703,000 and $551,543,000 at December 31, 2003 and 2002, respectively.

The assumptions used in accounting for the defined benefit plans and other postretirement plan obligations are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Weighted-average discount rate	**6.25%**	6.75%	**6.25%**	6.75%
Rate of increase in future compensation levels	**3.25%**	4.15%	**—**	—
Health care cost trend on covered charges	**—**	—	**10.00%**	10.00%

A 10% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2004. The rate was assumed to decrease gradually, reaching 5% in 2009 and thereafter.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	**2003**	2002	**2003**	2002
CHANGES IN PLAN ASSETS				
Fair value of plan assets at beginning of year	**$ 655,010**	$ 707,158	**$ —**	$ —
Actual return (loss) on plan assets	**99,858**	(43,083)	**—**	—
Employer contributions	**28,900**	12,085	**1,766**	2,540
Plan participants' contribution	**—**	—	**3,209**	2,993
Gross benefits paid	**(26,084)**	(21,150)	**(4,975)**	(5,533)
Fair value of plan assets at end of year	**$ 757,684**	$ 655,010	**$ —**	$ —

The asset allocation for the Company's pension plan at December 31, 2003 and 2002, and the target allocation for 2004, by asset category follows:

Asset Category	Target Allocation 2004	Percentage of Plan Assets at December 31 2003	2002
Equity securities	60%	62%	53%
Debt securities	40%	35%	43%
Real estate and other	—	3%	4%
	100%	100%	100%

At December 31, 2003 and 2002, the Company-sponsored pension plan held 1,619,480 shares of common stock of the Company with a market value of approximately $53,767,000 and $49,880,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $1,903,000 and $1,867,000 in 2003 and 2002, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company's benefit plan committee establishes investment policies and strategies and regularly monitors the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the expected rate of return on plan assets for measuring pension expense or income was chosen to be 8.75% for the year ending December 31, 2004. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	**2003**	2002	**2003**	2002
Funded status at end of year	**$ (106,905)**	$ (114,633)	**$ (24,408)**	$ (10,018)
Unrecognized net actuarial loss	**319,407**	318,699	**20,788**	3,249
Unrecognized prior service (income) cost	**(3,202)**	(6,460)	**3,017**	5,492
Net amount recognized at end of year	**$ 209,300**	$ 197,606	**$ (603)**	$ (1,277)

Information about the expected cash flows for the U.S. pension plan and other post retirement benefit plans follows:

(In Thousands)	Pension Benefits	Other Postretirement Benefits
EMPLOYER CONTRIBUTION		
2004 (expected)	$ 29,736	$ —
EXPECTED BENEFIT PAYMENTS		
2004	26,414	2,936
2005	28,252	2,953
2006	30,419	3,025
2007	33,303	3,153
2008	36,091	3,189
2009 through 2013	242,617	13,845

For the pension benefits, the above table reflects the total benefits expected to be paid from the plan's or the Company's assets. For other postretirement benefits, the above table reflects only the Company's share of the benefit cost. Of the benefits expected to be paid in 2004, pension benefits of $2,088,000 are expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans.

Net periodic pension cost (income) included the following components:

	Pension Benefits			Other Postretirement Benefits		
(In Thousands)	**2003**	2002	2001	**2003**	2002	2001
Service cost	**$ 31,031**	$ 25,622	$ 19,935	**$ 90**	$ 235	$ 177
Interest cost	**53,338**	49,810	44,525	**482**	877	816
Expected return on plan assets	**(72,432)**	(72,887)	(72,167)	**—**	—	—
Amortization of unrecognized transition obligation	**—**	—	260	**—**	—	—
Amortization of prior service (cost) income	**(3,258)**	(2,968)	(2,871)	**371**	487	588
Amortization of actuarial loss	**8,526**	954	531	**150**	268	74
Net periodic pension cost (income)	**$ 17,205**	$ 531	$ (9,787)	**$ 1,093**	$ 1,867	$ 1,655

The assumptions used in accounting for the net periodic benefit costs are as follows:

	Pension Benefits			Other Postretirement Benefits		
(In Thousands)	**2003**	2002	2001	**2003**	2002	2001
Weighted average discount rate	**6.75%**	7.35%	7.63%	**6.75%**	7.35%	7.63%
Rate of increase in future compensation levels	**4.15%**	4.15%	4.15%	**—**	—	—
Expected long-term rate of return on assets	**8.95%**	9.45%	9.85%	**—**	—	—
Health care cost trend covered charges	**—**	—	—	**10.00%**	6.50%	7.00%

The effect of a one-percentage point change in the 2003 assumed health care cost trend is as follows:

(In Thousands)	Decrease	Increase
Total service and interest cost components on net periodic postretirement health care benefit cost	$ (97)	$ 145
Accumulated postretirement benefit obligation for health care benefits	(1,002)	1,429

The Medicare Prescriptions Drug Improvement and Modernization Act of 2003 (the "Act") was signed December 8, 2003 to make additional voluntary benefits available through Medicare. As permitted by FASB Financial Statement Position No. 106-1, the Company has elected not to recognize the effects of the Act in the 2003 financial statements and accompanying notes. The Company will be evaluating the implications of the Act during 2004 and recognize expected financial effects as prescribed by accounting standards in effect for subsequent reporting periods. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

The Company has a defined contribution plan, which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $5,674,000 in 2003, $6,112,000 in 2002 and $5,901,000 in 2001.

10. GUARANTEES

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation at December 31, 2003 is approximately $80,057,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

As discussed in Note 1, the Company also guarantees borrowings of certain independents and affiliates. The total borrowings of the independents and affiliates subject to guarantee by the Company at December 31, 2003 were approximately $163,006,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

11. SEGMENT DATA

The segment data for the past five years presented on page 12 is an integral part of these financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For the year ended December 31, 2001, Facility Consolidation and Impairment Charges discussed in Note 3 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.

BOARD OF DIRECTORS

Dr. Mary B. Bullock	President - Agnes Scott College
Richard W. Courts, II	Chairman of the Board of Directors of Atlantic Investment Company
Jean Douville	Chairman of the Board of Directors of UAP Inc.
Robert P. Forrestal	Of Counsel, Law Firm of Smith, Gambrell & Russell
Thomas C. Gallagher	President & Chief Operating Officer
John D. Johns	Chairman, President & Chief Executive Officer of Protective Life Corporation
Michael M. E. Johns, MD	Executive Vice President for Health Affairs and CEO of Robert W. Woodruff Health Sciences Center Emory University
J. Hicks Lanier	Chairman of the Board of Directors and Chief Executive Officer of Oxford Industries, Inc.
Wendy B. Needham	Retired Managing Director, Global Automotive Research - Credit Suisse First Boston
Larry L. Prince	Chairman of the Board of Directors and Chief Executive Officer
Lawrence G. Steiner	Retired Chairman of the Board of Directors of Ameripride Services, Inc.
James B. Williams	Chairman of the Executive Committee of SunTrust Banks, Inc.

CORPORATE OFFICERS

Larry L. Prince	Chairman of the Board of Directors and Chief Executive Officer
Thomas C. Gallagher	President and Chief Operating Officer
Jerry W. Nix	Executive Vice President - Finance
Robert J. Susor	Executive Vice President
G. Thomas Braswell	Senior Vice President - Information Technology
Edward J. Van Stedum	Senior Vice President - Human Resources
Treg S. Brown	Vice President - Planning and Acquisitions
R. Bruce Clayton	Vice President - Risk Management and Employee Services
Frank M. Howard	Vice President and Treasurer
Karl J. Koenig	Vice President - Real Estate and Construction
Scott C. Smith	Vice President - Corporate Counsel
Carol B. Yancey	Vice President and Corporate Secretary

U.S. AUTOMOTIVE PARTS GROUP

Larry R. Samuelson	President
Glenn M. Chambers	Executive Vice President - Operations
D. Gary Silva	Senior Vice President - Product & Merchandising
R. Craig Bierman	Senior Vice President - Business Systems
John J. Hanighen IV	Senior Vice President - AutoCare & Wholesale Marketing
Jay C. Burnworth	Vice President - Information Systems - TAMS
David P. Cockerill	Vice President - Accounting & Information Systems
Richard A. Geiger	Vice President - Finance
Thomas E. Hancock	Vice President - Growth Capital Program
Mark W. Hohe	Vice President - Store Operations
Greg A. Lancour	Vice President - Product Management
Joe H. Lindsay	Vice President - Employee Development
Robert K. Reinkemyer	Vice President - Operations
Michael L. Swartz	Vice President - Inventory & Procurement
W. Larry Bevil	Assistant Vice President - Information Systems

MIDWEST GROUP

Lee A. Maher	Group Vice President
Ronald L. Koenigshofer	Division Vice President - Distribution
Kevin E. Herron	Regional Vice President - Store Operations
Stuart A. Kambury	Regional Vice President - Store Operations

NORTHEAST GROUP

Grant L. Morris	Group Vice President
Michael J. Kelleher	Division Vice President - Distribution
Kevin M. Chase	Regional Vice President - Store Operations

SOUTHEAST GROUP

Keith A. Bealmear	Group Vice President
Michael A. Barbee	Division Vice President - Distribution
Robert H. Davis	Regional Vice President - Store Operations

WESTERN GROUP

Daniel F. Askey	Group Vice President
Bradley A. Shaffer	Division Vice President - Distribution
Cary Carter	Regional Vice President - Store Operations

RAYLOC (ATLANTA, GA)

Charles T. White	President
J. Richard Borman	Executive Vice President
Michael S. Gaffney II	Vice President - Product Management
Benjamin F. Lowe	Vice President - New Business Development
Steven C. Schwan	Vice President - Electrical Sales
Jerry W. Wilson	Vice President - Human Resources

SUBSIDIARIES

BALKAMP, INC. (INDIANAPOLIS, IN)

William E. Turnbull	Chairman of the Board and President	**Arthur P. Brown**	Senior Vice President - Employee Development and Secretary
James S. Robinson	Executive Vice President	**Mary F. Knudsen**	Vice President - Finance and Treasurer
Frank C. Amato	Senior Vice President - Business Development		

GRUPO AUTO TODO (PUEBLA, MEXICO)

George K. Christensen	President	**Jorge Otero**	Vice President - Finance
Juan Lujambio	Executive Vice President - Sales & Marketing		

JOHNSON INDUSTRIES (ATLANTA, GA)

Buddy L. Johnson	Chairman of the Board	**Alan D. Terry**	Senior Vice President
Terry K. Johnson	President and Chief Executive Officer	**M. Chester Burge, Jr.**	Vice President - Finance and Treasurer
Randy J. Kulamer	Executive Vice President		

NAPA CANADA/UAP INC. (MONTREAL, CANADA)

Jean Douville	Chairman of the Board	**Scott LeProhon**	Senior Vice President - Special Marketing Projects
Larry R. Samuelson	Chief Executive Officer		
Robert Hattem	President and Chief Operating Officer	**Pierre Lefebvre**	Vice President - Finance and Secretary
Terrence LeBlanc	Executive Vice President - Auto Parts		

MOTION INDUSTRIES (BIRMINGHAM, AL)

William J. Stevens	President and Chief Executive Officer	**William E. Horn**	Senior Vice President - Corporate Accounts
G. Harold Dunaway, Jr.	Executive Vice President - Finance & Administration	**M. Wayne Law**	Senior Vice President - Corporate Purchasing & Distribution
R. David James	Group Vice President - Southeast	**Thomas S. Robertshaw**	Senior Vice President - Sales & Strategic Planning
Thomas L. Miller	Group Vice President - Central		
Mark W. Sheehan	Group Vice President - East	**Donald R. Wells**	Senior Vice President - Human Resources
Robert J. Summerlin	Group Vice President - West/Corporate Marketing & Sales	**Zahirudin K. Hameer**	Vice President - Inventory Management
		James H. McCullar	Vice President - Integrated Services
Ellen H. Holladay	Senior Vice President and Chief Information Officer		

MOTION INDUSTRIES (CANADA), INC. (TORONTO, ONTARIO)

William J. Stevens	Chairman of the Board	**Kelly Kanashiro**	Vice President - Purchasing
Mark W. Sheehan	President and Chief Executive Officer	**Marek Nesvadba**	Vice President - Human Resources

S. P. RICHARDS COMPANY (ATLANTA, GA)

C. Wayne Beacham	Chairman of the Board and Chief Executive Officer	**Boyd E. Rice**	Vice President and Chief Information Officer
Paul D. Donahue	President and Chief Operating Officer	**Thomas M. Testa**	Vice President - Sales
Robert J. Fornal	Executive Vice President - Operations	**J. Phillip Welch**	Vice President - Finance, Controller and Secretary
Steve E. Lynn	Senior Vice President - Merchandising		
Peter A. Viehweg	Senior Vice President - Logistics	**Warren H. Williams**	Treasurer
James H. Duke	Vice President - Merchandising	**Lester P. Christian**	Vice President - Southeast Division
John E. Elliott	Vice President - Advertising	**Michael A. Maggio**	Vice President - Northeast Division
Donald C. Mikolasy	Vice President - Sales	**Gregory L. Nissen**	Vice President - Western Division
Robert J. Kelly	Vice President - Sales Operations	**James P. O'Connor**	Vice President - South Central Division
G. Henry Martin	Vice President - Human Resources	**Richard A. Wiltz**	Vice President - North Central Division
James C. Moseley	Vice President - Management Information Systems	**Roger H. Woodward**	President and Chief Executive Officer - Horizon (Reno, NV)
James F. O'Brien	Vice President - Dealer Development		President - S. P. Richards Canada (Vancouver, Canada)

EIS, INC. (ATLANTA, GA)

R. David James	Chairman and Chief Executive Officer	**John A. Steel**	Senior Vice President
Robert W. Thomas	President and Chief Operating Officer	**William C. Knight**	Senior Vice President - Logistics
Robert R. Gannon	Executive Vice President	**Charles A. Chesnutt**	Vice President - Finance and Secretary

SHAREHOLDER INFORMATION

STOCK LISTING
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC."

STOCK TRANSFER AGENT, REGISTRAR OF STOCK AND DIVIDEND DISBURSING AGENT
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625
(800) 568-3476
(404) 588-7815 (in Georgia)

SHAREHOLDER SERVICES
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent. You may send written requests to:

SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625

DIVIDEND REINVESTMENT PLAN
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

FORM 10-K INFORMATION
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:

Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

INVESTOR RELATIONS
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contact: Mr. Jerry Nix, Executive Vice President-Finance and Chief Financial Officer, at (770) 953-1700.

ANNUAL SHAREHOLDERS' MEETING
The annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 19, 2004.

INDEPENDENT AUDITORS
Ernst & Young LLP - Atlanta, Georgia

GENERAL COUNSEL
Alston & Bird LLP - Atlanta, Georgia

EXECUTIVE OFFICES
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
(770) 953-1700

YEAR	NET SALES	INCOME BEFORE INCOME TAXES	INCOME TAXES	NET INCOME	SHAREHOLDERS' EQUITY END OF YR
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	482,525	16,839	2,787	14,052	90,187
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	1,520,199	72,622	17,647	54,975	240,140
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	6,592,707	337,252	204,234	133,018	859,449
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	18,531,472	1,088,967	429,045	659,922	3,029,334
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	28,468,962	1,416,235	744,330	671,905	5,647,553
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	48,140,313	3,328,598	1,752,800	1,575,798	8,969,272
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	90,248,450	7,107,524	3,795,000	3,312,524	19,213,273
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	204,893,008	14,918,758	7,272,000	7,491,411	55,679,256
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	450,500,768	36,104,767	18,200,000	17,567,931	108,053,465
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	942,958,756	88,365,511	44,918,000	42,243,015	233,641,292
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	1,936,524,000	193,560,000	92,552,000	100,167,000	581,915,000
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	2,606,246,000	262,068,000	113,776,000	148,292,000	760,256,000
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	3,668,814,000	353,998,000	134,210,000	219,788,000	1,235,366,000
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	5,981,224,000	565,600,000	223,203,000	342,397,000	1,859,468,000
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000
2002	8,258,927,000	605,736,000	238,236,000	367,500,000**	2,130,009,000
2003	8,449,300,000	571,743,000	218,101,000	353,642,000**	2,312,283,000

Financial Information As Reported In The Company's Annual Reports (Includes discontinued operations)

*Excludes facility consolidation and impairment charges. **Excludes cumulative effect adjustment

GENUINE PARTS COMPANY

2999 Circle 75 Parkway Atlanta, GA 30339
770 953 1700
www.genpt.com